Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Dreyer's Grand Ice Cream, Inc.
                                                     Commission File No. 0-14190



On July 24, 2002, Dreyer's Grand Ice Cream, Inc. issued a press release, the following excerpt of which is being filed pursuant to Rule 425:

....On June 16, 2002, the company entered into a merger and contribution agreement with Nestle Holdings, Inc.(Nestle), whereby common stock of the company will be exchanged for a 100 percent ownership interest in the Nestle Ice Cream Company, LLC (NICC). This transaction will result in Nestle owning 67 percent of the outstanding shares of the company. This transaction will be recorded as a "reverse acquisition" under the purchase method of accounting. Under reverse acquisition accounting, NICC will be deemed the acquirer for accounting purposes only, and the company will be treated as the acquiree. As a result, the company will expense all merger-related transaction costs as incurred. During the second quarter, the company incurred $2.9 million of such costs. The company currently estimates that it will incur total merger-related transaction costs for fiscal 2002 in the range of $19 million to $22 million...

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from New December as described above.